Interactive Multi-Media Auction Corporation
2/F Eton Tower, 8 Hysan Avenue,
Causeway Bay, Hong Kong
SAR, China

July 17, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Mara L. Ransom
Assistant Director

Dear Sirs, Mesdames:

Re:	Interactive Multi-Media Auction Corporation ("the Company") Amendment No. 2 to Registration Statement on Form S-1 File No. 333-185909 Filed June 3, 2013

We write in response to your letter dated June 17, 2013 regarding the Company's Registration Statement on Form S-1.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Management's Discussion and Analysis of Financial Position, page 54

Results of Operations, page 56

1.
We note your disclosure on page 56 indicating that "[d]uring the three-months ended January 31, 2013 [you] had incurred no marketing expenses." Please revise the marketing expense amount disclosed in the Operating Expenses' table on page 57 to ensure consistency throughout your disclosures.

Response:  We have amended the registration statement as requested.

Certain Relationships and Related Transactions, page 66

2.
We note your response to comment 8 in our letter dated May 3, 2013. As previously requested, please disclose the issuance of stock to Morpheus Financial Corporation. Please refer to Instruction 1(b)(i) to Item 404(a) of Regulation S-K. Please also ensure that you have disclosed all of the information required by Item 404(a)(5) of Regulation S-K with respect to the loan to Morpheus Financial Corporation. In addition, it appears from your disclosure in Note 3 of the financial statements that your receipt of consulting services also should be disclosed in this section; please revise or advise.

Response:  We have updated the registration statement to disclose both the issuance of stock to Morpheus Financial Corporation and the information concerning the consulting services.

Exhibit 5.1

3.	We note your response to comment 11 in our letter dated May 3, 2013. Please file the revised legal opinion.

Response:  We have filed the revised legal opinion as an exhibit to the third amendment to the registration statement.

Financial Statements

Report of the Independent Registered Public Accounting Firm, page 36

4.
We note your response to comment 9 from our letter dated May 3, 2013, which states that you restored the original audit report date of January 4, 2013 in this second amendment. However, the audit report included in this filing is dated December 20, 2012. Please revise or advise.

Response:  We have filed the original audit report dated January 4, 2013 as an exhibit to the third amendment to registration statement.

Yours truly,

INTERACTIVE MULTI-MEDIA AUCTION CORPORATION

Per: /s/	Amber McCandless
Amber McCandless, President.